NEWS RELEASE

July 12, 2007
TSX Venture Symbol: BKS

Berkley closes first tranche of it’s recently announced private placement in the amount of $1,475,000.

Berkley Resources Inc. (the “Company”) announces that it has closed the first tranche of the non-brokered private placement of 1,900,000 flow-through shares at a price of $0.65 per share.  Each flow-through share will entitle the investor to the tax benefits of the qualifying Canadian exploration expenses incurred by the Company, which will be “flowed-through” to the investor.

The Company has also closed the first tranche of non-brokered private placement of 400,000 units at a price of $0.60 per unit (the “Non Flow Through Offering”), each unit consisting of one common share and one-half non-transferable share purchase warrant.  Each whole warrant under the Non Flow Through Offering will entitle the Investor to purchase one additional share at a price of $1.00 until January 12, 2009.

No commissions were paid on these transactions.

The hold period for all securities issued under this private placement will expire on November 12, 2007.

For further information please contact:

Lindsay Gorrill, President
Berkley Resources Inc.
2424 4th Street, Suite 400

Calgary, Alberta T2S 2T4
t.403.237.6211/f.403.244.7806
lgorrill@berkleyresources.com

www.berkleyresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.